Exhibit 99.1

Lilium Jet Becomes First eVTOL for Private Sale in the U.S. in Pioneering Partnership with EMCJET

•	Texas-based EMCJET, responding to premium market interest, secures production slots for the first U.S. Lilium Pioneer Edition Jets
•	Marks the first time Lilium Jets, or any eVTOL aircraft, will be available for private purchase in the U.S. market
•	Initial sales focus will be on customers in key Texas cities including Austin, Houston, San Antonio, and Dallas

Houston, TX, October 18, 2023: Lilium N.V. (NASDAQ: LILM), developer of the first all-electric vertical take-off and landing (“eVTOL”) jet, has today opened private sales of its eVTOL jets in the U.S. market, in partnership with EMCJET, an industry-leading full-service aircraft brokerage and management company. EMCJET is set to be the exclusive Lilium dealer in Texas through 2030 for private sales. Under the terms of the partnership, which includes a commercial commitment to Lilium for five production slots, EMCJET will enable individuals to purchase some of the first Lilium Pioneer Edition Jets available in the U.S. market. This announcement is the first step in unlocking the U.S. private aviation market, the largest private aviation market, for Lilium and follows Lilium’s commercial strategy to start in the premium market before expanding to the airline and passenger shuttle market.

EMCJET, renowned for its expertise in international aircraft trading and services, is dedicated to offering customers a seamless and sophisticated experience when it comes to buying, selling, and acquiring aircraft. The Lilium Jet will be available countrywide, with the initial focus on key cities in Texas, including Austin, Houston, San Antonio, and Dallas, aligning with Texas' commitment to sustainability, delivering efficient and eco-friendly transportation choices for residents and visitors.

“We are thrilled to partner with EMCJET as we embark on our mission to revolutionize regional air mobility in the United States. EMCJET’s proven track record of private premium market jet sales in the U.S. and managing privately owned aircraft and exceptional customer service aligns seamlessly with Lilium's vision of delivering an unparalleled flying experience to our potential customers,” said Sebastien Borel, Chief Commercial Officer at Lilium.

The Lilium Pioneer Edition Jet is Lilium’s planned first edition version of the Lilium Jet being sold to private individuals across the globe. The Lilium Jet is an all-electric vertical take-off and landing jet, designed to offer leading capacity, low noise, and high performance with zero operating emissions purpose-built for regional connectivity.

"EMCJET is excited to be at the forefront of introducing Lilium's groundbreaking eVTOL technology to the Texas and U.S. markets, said Memo Montemayor, Founder & CEO of EMCJET, “Our client-first mentality ensures that we deliver superior value and expert attention required in making sound private aviation investments and introducing our clients to the most innovative modern technology for current and future market practices. This partnership with Lilium will allow us to serve our well-established network of aviation enthusiasts with the latest technological advancements and continue to provide exceptional service and results that our clients deserve and depend on."

The agreement with EMCJET marks Lilium’s fourth dealer globally.

“Dealers and aircraft management companies are eager to partner with Lilium on jet sales to help decarbonize general aviation and provide an elevated flying experience, all while being incredibly efficient to operate,” added Borel.

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Contact information for media:
Meredith Bell
Vice President, External Communications
+41794325779
press@lilium.com

Contact information for investors:
Rama Bondada
Vice President, Investor Relations
investors@lilium.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, designed to offer leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with announced sales and indications of interest in Europe, the United States, China, Brazil, UK, and the Kingdom of Saudi Arabia, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

About EMCJET

EMCJET, based in the vibrant city of Houston, Texas, is the embodiment of private aviation excellence. With a proven track record in aircraft management and a reputation built on unwavering trust as aviation brokers, we set the standard for precision, bespoke aviation services. In the world of private aviation, EMCJET is propelling individuals and organizations to unparalleled success through the fusion of trust, transparency, and industry expertise. For a comprehensive overview explore our website at https://www.emcjet.com/

Lilium Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding (i) Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model, (ii) the markets and industry in which the Lilium Group operates or intend to operates, (iii) the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, (iv) the Lilium Group’s partnership with EMCJET and the prospective sale of Lilium Jets in the United States and globally. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risks and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include (but are not limited to) the risk that Lilium experiences delays in obtaining, or fails to obtain, type certification for the Lilium Jet in Europe, the United States and/or the other markets in which it conducts or intends to conduct sales activities, as well as those risks and uncertainties discussed in Lilium N.V.’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in Lilium N.V.’s Annual Report on Form 20-F for the year ended December 31, 2022, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.